Ex-99.77H  Changes in control of Registrant

The following is in response to sub-item 77H of the Form N-SAR for the Hotchkis and Wiley Funds:

Hotchkis and Wiley Funds (the "Trust", consisting of the separate series of Hotchkis and Wiley Large Cap Value Fund, Hotchkis and Wiley Mid-Cap Value Fund and Hotchkis and Wiley Small Cap Value Fund, collectively the "Funds") was organized as a Delaware business trust on July 23, 2001 to acquire the assets of certain Mercury HW Funds. On October 17, 2001, Stephens Inc. (the "Distributor") seeded the Trust with $100,000 and owned 100% of the Trust. On February 4, 2002, the Mercury HW Funds were reorganized into the Trust through a non-taxable exchange. At that time, the Distributor ceased to be a controlling person of the Trust.